November 5, 2019

Mark Cowan

Senior Counsel

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

Re: American Funds International Vantage Fund

Initial Registration Statement on Form N-1A

File Nos. 333-233374 and 811-23467

American Funds Global Insight Fund

Initial Registration Statement on Form N-1A

File Nos. 333-233375 and 811-23468

Capital Group U.S. Equity Fund

Initial Registration Statement on Form N-1A

File Nos. 333-233376 and 811-23469

Dear Mr. Cowan:

In response to the written comments you provided on September 18, 2019, October 22, 2019 and October 25, 2019, to the initial registration statements filed on Form N-1A on behalf of American Funds International Vantage Fund, American Funds Global Insight Fund and Capital Group U.S. Equity Fund (each, a “Fund” and together, the “Funds”), we hereby file for each Fund Pre-Effective Amendment No. 1 to the registration statement under the Securities Act of 1933 (the “1933 Act”) and Amendment No. 1 to the registration statement under the Investment Company Act of 1940 (the “1940 Act”) (such amendments, collectively, the “Amendments”) pursuant to Rule 472 of the 1933 Act. We appreciate your prompt response to the previous filing.

Our responses to your comments are set forth below. The Amendments reflect additional information that was not contained in the initial registration statements.

General Comments

  We note that the registration statements are incomplete. Please complete the registration statements in a pre-effective amendment to provide all missing information, and eliminate all blanks and bracketed items.

Response: We have updated the registration statements to address this comment.

Principal Investment Strategies and Risks

  American Funds International Vantage Fund and American Funds Global Insight Fund. The disclosure states that each Funds will “invest at least 80% of its net assets in securities of issuers outside the United States.” As the Fund names include the terms “international” or “global,” please disclose how the Funds determine whether investments are in issuers economically tied to countries outside of the United States.

Response: The following disclosure is included in the statement of information regarding how the domicile of an issuer is determined:

In determining the domicile of an issuer, the fund’s investment adviser will consider the domicile determination of a leading provider of global indexes, such as Morgan Stanley Capital International, and may also take into account such factors as where the issuer’s securities are listed and where the issuer is legally organized, maintains principal corporate offices, conducts its principal operations and/or generates revenues.

  American Funds International Vantage Fund, American Funds Global Insight Fund and Capital Group U.S. Equity Fund. As the Funds invest primarily in common stocks, or securities convertible into common stocks of issuers, please disclose, if a principal risk, the risks associated with investing in convertible securities, including preferred stock.

Response: The risk of investing in convertible securities is included in the statement of additional information. The Funds are not currently invested in convertible securities to a significant degree, and so we do not consider such investments to be a principal risk of the Funds at this time. If and when the Funds invest in convertible securities to a significant degree, we will update the prospectus disclosure to reflect this risk. As requested in your subsequent written comments received on October 22, 2019, we have also revised the strategy description accordingly.

  American Funds International Vantage Fund and American Funds Global Insight Fund. As the Funds may invest up to 10% of their net assets in the securities of issuers based in emerging markets, please include separate principal risk disclosure for investing in emerging markets. We also noted that emerging market risk is identified as an additional risk, rather than a principal risk, in the Item 9 disclosure. Please revise the disclosure as necessary.

Response: For American Funds International Vantage Fund and American Funds Global Insight Fund, we have included separate risk disclosure for emerging markets in the statutory prospectus. Although the Funds have flexibility to invest up to 10% in emerging markets, current and historical levels of investments in emerging markets are lower. As such, we believe that separate risk disclosure for emerging markets is appropriately included in the statutory prospectus, but not in the summary prospectus, at this time. If and when the Funds invest in emerging markets to a more significant degree, we will update the summary prospectus disclosure to reflect this risk as well.

  American Funds International Vantage Fund and American Funds Global Insight Fund. Neither registrant has ``earmarked´´ any particular countries as locations in which either Fund would invest at the current time as a principal investment strategy. However, the disclosure states that the fund “may have significant exposure to a particular country, region, industry or sector.” Please confirm supplementally that the fund does not currently contemplate significant exposure to a specific country, region, industry or sector (e.g., exposure that could present a principal risk relating to the potential impacts of “Brexit”) or, alternatively, add appropriate disclosure to the relevant prospectus.

Response: The Funds are actively managed and rely on the professional judgment of their investment adviser to make decisions about the Funds’ portfolio investments. It is not an investment strategy of the Funds to invest in securities of issuers in any particular country, region, industry or sector in any amount. However, because the investment portfolios of the Funds are actively managed and because, from time to time, the Funds may have significant exposure to a particular country, region, industry or sector, each Fund’s prospectus includes disclosure regarding the risk of such exposure.

  Capital Group U.S. Equity Fund. Please clarify that American Depository Receipts (“ADRs”) will not be counted towards the Fund’s 80% investment in securities of issuers in the United States (and only counted towards the Fund’s 80% investment in equity-type securities).

Response: We have added the following disclosure to the statement of additional information in response to this comment:

For purposes of the fund’s investment limitations, investments in depositary receipts are deemed to be investments in the underlying securities. For example, an American Depositary Receipt representing ownership of common stock of a non-U.S. issuer will be treated as common stock of a non-U.S. issuer.

  Capital Group U.S. Equity Fund. Please disclose the risks associated with investing in ADRs.

Response: We have updated the registration statements of Capital Group U.S. Equity Fund and Capital Group Global Equity Fund to include risk disclosure in the statutory prospectus on depositary receipts, including ADRs.

  Capital Group U.S. Equity Fund. The principal risk disclosure states that the risks of investing outside the United States may be heightened in connection with investments in emerging markets. Please disclose any investment strategy that gives rise to the principal risks associated with investments in emerging markets.

Response: While investing in emerging markets is not a principal strategy of the fund, our risk factor on “Investing outside the United States” does note that the risks of investing outside the Untied States may be heightened in connection with investing in emerging markets. Since investments outside of the United States may include some investments in emerging markets, we think it’s helpful to note to investors that there may be additional risks associated with those investments.

Investment Results

  Because each Fund's fiscal year is other than a calendar year, please include the year-to-date return information as of the end of the most recent quarter in a footnote to the bar chart.

Response: We have updated the registration statements in response to this comment to add year-to-date return information as of September 30, 2019, which is the end of the most recent quarter.

  American Funds International Vantage Fund and American Funds Global Insight Fund. We note that each Fund is newly organized for the purpose of effecting the reorganization of each predecessor fund into a new Delaware statutory Trust, which means that each predecessor fund’s performance and financial history have been adopted by the respective Funds and will be used going forward from the date of the reorganization. Please explain to the staff supplementally why the performance of all share classes are not presented in the table showing the Funds’ average annual total returns (e.g., the predecessor fund did not offer share classes other than Class F-3 and performance for these classes will be shown after they have annual returns for at least one calendar year).

Response: In connection with the reorganization, former shareholders of the predecessor funds will receive Class F-3 shares of the reorganized funds. All other share classes will begin operations on the effective date, and so there will not be return information available for those share classes on the effective date. We will show return information for the other share classes after they have had annual returns for at least one calendar year.

Investment objectives, strategies and risks

  Each Fund's Item 9 disclosure of its principal strategies is nearly identical to the disclosure included in response to Item 4. However, the disclosure in response to Item 4 is intended to be a summary of the more fulsome disclosure required by Item 9. See Form N-1A Item 4 and Item 9. See also IM Guidance Update 2014-08. Please revise to more fully disclose each Fund's principal investment strategies in response to Item 9(b), including how the investment adviser chooses which securities to buy and sell.

Response: For each Fund, in expanding on the strategy of investing in common stocks described in Item 4, the Item 9 strategy explains that the stocks of companies may be in various industries with a broad range of capitalizations. For American Funds Global Insight Fund, we have also added the following language to Item 9 in order to provide more detail on the types of securities in which the fund may invest:

Under normal market conditions, the fund will invest at least 80% of its net assets in equity-type securities, which may include depositary receipts representing ownership in common stock.

Additionally, below are our responses to the written comments that you provided to us on October 25, 2019:

•	We include additional detail on the system of multiple portfolio managers described in Item 4 in the section of the statutory prospectus entitled “The Capital System.” Under this system, cash in the Fund is divided into segments that are managed by individual equity managers. The managers have flexibility to invest in any region or sector. As such, and given the existing disclosure in the statutory prospectus, we do not believe that any additional disclosure is required in Item 9.

•	We added the following paragraph to Item 9 and revised Item 4 to include only a summary version of this paragraph by removing the underlined sentence:

The fund relies on the professional judgment of its investment adviser to make decisions about the fund’s portfolio investments. The basic investment philosophy of the investment adviser is to seek to invest in attractively valued companies that, in its opinion, represent good, long-term investment opportunities. The investment adviser believes that an important way to accomplish this is through fundamental analysis, which may include meeting with company executives and employees, suppliers, customers and competitors. Securities may be sold when the investment adviser believes that they no longer represent relatively attractive investment opportunities.

•	Holding cash or money market instruments can be used as part of the investment strategy in addition to for temporary defensive purposes. We believe this is already described in Item 9. We do not view holding cash to be a “principal” investment strategy and so have not added it as a strategy in Item 4.

  The disclosure states that each Fund’s daily cash balance may be invested in one or more money market or similar funds managed by the investment adviser or its affiliates. Please confirm supplementally that, in accordance with Item 3, Instr. 3(f), if "acquired fund fees and expenses" (AFFE) exceed 0.01% of the average net assets of the respective Fund, the Fund will include a line item in the Fee Table for AFFE.

Response: We confirm supplementally that, in accordance with Item 3, Instruction 3(f), if “acquired fund fees and expenses” (AFFE) exceed 0.01% of the average net assets of the respective Fund, the Fund will include a line item in the Fee Table for AFFE.

Disclosure of Portfolio Holdings

  The disclosure states that affiliated persons of the funds who receive portfolio holdings information are subject to, among other things, requirements not to trade in securities based on the information and to maintain the confidentiality of the information. The disclosure also states that “third party service providers … receiving such information are subject to confidentiality.” Please revise to clarify whether third party service providers are also subject to a requirement not to trade in securities based on the information.

Response: We have updated the disclosure as follows to address this comment:

Affiliated persons of the fund, including officers of the fund and employees of the investment adviser and its affiliates, who receive portfolio holdings information are subject to restrictions and limitations on the use and handling of such information pursuant to applicable codes of ethics, including requirements not to trade in securities based on confidential and proprietary investment information, to maintain the confidentiality of such information, and to pre-clear securities trades and report securities transactions activity, as applicable. For more information on these restrictions and limitations, please see the “Code of ethics” section in this statement of additional information and the Code of Ethics. Third-party service providers of the fund and other entities, as described in this statement of additional information, receiving such information are subject to confidentiality obligations and obligations that would prohibit them from trading in securities based on such information. When portfolio holdings information is disclosed other than through the American Funds website to persons not affiliated with the fund, such persons will be bound by agreements (including confidentiality agreements) or fiduciary or other obligations that restrict and limit their use of the information to legitimate business uses only. None of the fund, its investment adviser or any of their affiliates receives compensation or other consideration in connection with the disclosure of information about portfolio securities.

Financial Statements, Exhibits, and Other Information

  Any financial statements, exhibits, and other required disclosure not included in these registration statements must be filed in a pre-effective amendment to the registration statement.

Response: We have updated the registration statements to address this comment.

Thank you for your consideration of our responses to your comments. Pursuant to Rule 461 under the Securities Act and on behalf of the Funds and the Funds’ principal underwriter, American Funds Distributors, Inc., we respectfully request that the effectiveness of each Fund’s Registration Statement be accelerated to November 8, 2019.

If you have any questions, please do not hesitate to contact me at (213) 615-0423 or Tim McHale at (213) 615-0404.

Sincerely,

Rachel V. Nass

Counsel